Release time: IMMEDIATE

Date: 23 November 1999

Ref: Number: 56/99

SETTLEMENT OF THE HAWAII ANTITRUST CLAIM

The Broken Hill Proprietary Company Limited (BHP) is pleased to announce that it has reached a settlement with the State of Hawaii which will result in its dismissal from the antitrust lawsuit brought against a number of oil companies (Hawaii Antitrust Claim.) The complaint, filed by the State of Hawaii in the U.S. District Court and alleging antitrust breaches relating to the Hawaiian gasoline market by seven major oil companies operating in Hawaii, was served on the BHP subsidiary (BHP Hawaii Inc) in late 1998.

Until the relevant business was sold in May 1998, BHP Petroleum had an involvement in petroleum refining and marketing in Hawaii. The terms of the sale to Tesoro Petroleum Corporation included certain indemnities from BHP to Tesoro which are relevant to the Hawaii Antitrust Claim.

BHP remains of the view that it could successfully defend the claim, but the settlement represents a satisfactory result for the Company in financial terms and has also removed a distraction from BHP Petroleum core business activities.

The settlement is subject to approval in the U.S. District Court in Hawaii.

For clarification please contact:

Media:

Dr Malcolm Garratt - Melbourne

Phone: +61 3 9652 6872

Mobile: +61 419 582 255

Investment:

Dr Robert Porter - Melbourne

Phone: +61 3 9609 3540

Mobile: +61 419 587 456

Pierre Hirsch - San Francisco

Phone: (415) 774 2030